Exhibit 99.1

707 Cayman Holdings Limited to advance AI-powered, blockchain-enabled supply-chain platform; Board approves strategic exploration

Board greenlights exploration of AI, blockchain and crypto payment platform to digitalise apparel supply-chain operations; no capital commitment made at this stage

HONG KONG, July 1, 2026 (GLOBE NEWSWIRE) — 707 Cayman Holdings Limted (Nasdaq: JEM) (“707” or the “Company”) today announced approval by its board of directors (the “Board”) to begin exploring a next-generation digital platform that harnesses artificial intelligence, blockchain traceability, and crypto payment technology to transform how the Company manages its global apparel supply chain (the “Platform”). No capital expenditure has been committed at this stage.

About the Platform

The Platform is designed to address growing customer demand for supply-chain transparency, faster cycle times, and verifiable Environmental, Social and Governance (“ESG”) credentials — capabilities increasingly required by 707’s European and North American client base. The Platform encompasses four integrated components:

Platform Component	Description
AI Supply-Chain Optimisation	Predictive analytics and intelligent automation across procurement and logistics, including demand forecasting, SKU planning, and supplier performance monitoring.

AI Design & Merchandising	AI-assisted product development and content creation tools, including trend analysis, concept generation, and product content drafting.

Blockchain Traceability	Immutable distributed ledger for product provenance, compliance documentation, and sustainability reporting across the supply chain.

Crypto Payment & Settlement Pilot	Pilot programme enabling B2B payment and settlement in digital assets (stablecoin or CBDC) for select counterparties, targeting reduced FX costs and shortened settlement cycles.

Chief Executive Officer’s Statement

Commenting on the Board’s decision, Mr. Lui Cheung, Chief Executive Officer and Executive Director of 707 Cayman Holdings Limited, stated:

“The apparel and supply-chain industry is at an inflection point. Customers in Europe and North America are demanding greater transparency, faster replenishment cycles, and verifiable sustainability credentials — and we intend to meet that demand. This Platform, if implemented, would allow 707 to digitalise our end-to-end operations, strengthen our competitive position, and explore the efficiency gains that distributed ledger and AI technologies can deliver at scale. We are approaching this with discipline: no capital has been committed, and we will follow the evidence wherever the feasibility work leads us.”

Indicative Management Budget

Based on preliminary internal estimates, the full Platform build-out is expected to require an aggregate investment of approximately US$10.0 million to US$12.0 million over a three-year period, structured across three phases as follows:

Phase	Indicative Cost Range	Primary Components
Phase 1	US$3.0M – US$3.5M	AI Supply-Chain Optimisation; Blockchain Traceability

Phase 2	US$4.0M – US$4.5M	AI Design & Merchandising; Platform Integration

Phase 3	US$2.0M – US$2.5M	Crypto Payment & Settlement Pilot; Full Deployment

Total	US$10.0M – US$12.0M	Full three-year build-out

Note: These figures represent indicative cost estimates only and do not constitute a profit forecast, earnings guidance, or financial projection of any kind. The estimates have not been independently verified, are based on preliminary internal management assumptions, and are subject to material change as the feasibility review progresses.

No Capital Commitment

The Board has not approved any capital expenditure or implementation plan in connection with the Platform at this time. The Board’s approval relates solely to the further exploration of the Platform concept. Any decision to proceed with implementation will be subject to a formal feasibility review, separate Board approval, and applicable regulatory and corporate governance requirements. Shareholders and investors should not place undue reliance on the preliminary estimates set forth herein.

Regulatory Considerations

The Crypto Payment and Settlement Pilot component of the Platform is subject to a distinct and evolving regulatory landscape. In particular, the Company notes the following:

● Hong Kong: Any activities constituting virtual asset service provision may require licensing or registration under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615) (AMLO) as administered by the Securities and Futures Commission of Hong Kong.

● European Union: Counterparty-facing digital asset payment activities involving EU-based customers or suppliers may engage obligations under the Markets in Crypto-Assets Regulation (MiCA).

● FATF Travel Rule: Cross-border crypto settlement transactions may be subject to FATF Travel Rule requirements, necessitating the collection and transmission of originator and beneficiary information.

The Company will conduct a dedicated regulatory review of the Crypto Payment Pilot as part of the feasibility process. No crypto payment or settlement activities will commence prior to obtaining all applicable regulatory approvals and implementing appropriate compliance controls.

About 707 Cayman Holdings Limited

707 Cayman Holdings Limited (Nasdaq: JEM) is a Cayman Islands-incorporated company with its principal operations in Hong Kong. The Company provides end-to-end apparel and supply-chain management services, including market trend analysis, design and product development, sourcing, production management, quality control, and logistics, to customers across Western Europe, North America, and the Middle East. The Company’s SEC filings are available at www.sec.gov and on the Company’s investor relations website at www.707limited.com.

Investor Relations Contact

HBK Strategy Limited

+852 2498 3681

info@hbkstrategy.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, all statements relating to the Company’s plans to explore and potentially develop the Platform, the indicative cost estimates set forth herein, anticipated timelines, strategic benefits, the regulatory outlook for the Crypto Payment Pilot, and the potential scope of any feasibility review. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “may,” “will,” “should,” “could,” and similar expressions.

These forward-looking statements are based on management’s current expectations and assumptions and are subject to significant risks and uncertainties. Actual results may differ materially from those expressed or implied in such statements due to a number of factors, including, but not limited to: the outcome of the feasibility review; the Company’s ability to identify suitable technology partners and vendors; changes in the regulatory environment applicable to artificial intelligence, blockchain technology, and digital asset payments in relevant jurisdictions, including under the AMLO (Hong Kong), MiCA (European Union), and FATF Travel Rule requirements; technology integration risks; market acceptance of the Platform’s services; the Company’s access to capital; macroeconomic conditions; and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or the continuing disclosure obligations of the Nasdaq Stock Market.